EXHIBIT 2.2

Execution Copy

FIRST AMENDMENT TO BUSINESS TRANSFER AGREEMENT

This FIRST AMENDMENT TO BUSINESS TRANSFER AGREEMENT (the “Amendment”) is made and entered into on October 6, 2004, by and between HYNIX SEMICONDUTOR INC., a corporation organized under the Laws of Republic of Korea, on the one hand, and MAGNACHIP SEMICONDUCTOR, LTD., a company organized as a yuhan hoesa under the Laws of the Republic of Korea, on the other hand.

WITNESSETH:

WHEREAS, Seller and Purchaser are parties to the Business Transfer Agreement, dated as of June 12, 2004 (the “BTA”); and

WHEREAS, Seller and Purchaser desire to amend certain provisions of the BTA as set forth more specifically below.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements, undertakings and obligations set forth herein and other consideration the sufficiency and adequacy of which is hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Amendment to Article I.

(a) Schedule 1(a) hereto is hereby added to the BTA as Schedule 1.1(b)(xx) thereof. Section 1.1(b) of the BTA is hereby amended by deleting the word “and” after Section 1.1(b)(xviii), inserting the word “and” after Section 1.1(b)(xix) and inserting a new Section 1.1(b)(xx) that reads as follows:

“(A) the Cooperation Agreement (‘Cooperation Agreement’) C500 Microcontroller Cores dated May 16, 1994 by and between Infineon Technologies AG and Goldstar Electron Co. Ltd. and (B) the golf memberships described on Schedule 1.1(b)(xx) hereof which shall be delivered to Purchaser by Seller on the Closing Date and, with respect to the East Valley membership, in consideration for which the Cash Purchase Price shall be increased by KRW 919,800,000;”

(b) Section 1.1(b)(v) shall be amended by replacing the word “Closing” where it first appears in such section with the words “Effective Time.”

(c) Schedule 1.1(c)(ii) of the BTA is amended by adding thereto the Patent Cross-License Agreement by and between Hitachi, Ltd. and Hyundai Electronics Inc. dated June 10, 1993.

(d) Purchaser and Seller acknowledge that, as of the Closing Date, Koninklijke Philips Electronics N.V. has refused to consent to the assignment of the patent license agreement, effective as of July 1, 1999, between Seller and Koninklijke Philips Electronics N.V. (the “Philips Agreement”), to Purchaser. Purchaser and Seller agree that, in light of the failure of Koninklijke Philips Electronics N.V. to consent to such assignment, the Philips Agreement shall not be an Acquired Contract. Following the Closing, Seller shall, at Purchaser’s request, use its commercially reasonable efforts to assist Purchaser in obtaining an agreement with Koninklijke Philips Electronics N.V. in lieu of the Philips Agreement.

(e) Seller represents that it has reached an agreement-in-principle with Cadence Design Services Y.K. (successor in interest to Excellent Design, Inc.) ( “Cadence”) to the assignment of the EXD parquet License Agreement (Agreement No. EXD/P-9803004E), dated March 13, 1998, by and between Cadence and Seller, to Purchaser, subject only to payment by or on behalf of Seller to Cadence of 400,000 United States dollars (the “Cadence Fee”). Seller agrees to pay the Cadence Fee to Cadence and thereby obtain Cadence’s unconditional consent to such assignment (the “Cadence Consent”) within 14 days of the date hereof. Seller agrees that notwithstanding anything in the BTA or any other agreement between the parties to the contrary, if Seller fails to obtain the Cadence Consent within 14 days of the date hereof, Purchaser, in addition to any other rights and remedies available to it, may deduct an amount equal to the Cadence Fee and any additional amount necessary to obtain the Cadence Consent from any amounts owed to Seller or any Subsidiary of Seller by Purchaser or any Subsidiary of Warrant Issuer.

(f) Seller and Purchaser desire to amend the BTA to provide for the sale by certain Subsidiaries of Seller of the Acquired Assets owned by such Subsidiaries to certain Subsidiaries of Warrant Issuer and the assumption by such Subsidiaries of Warrant Issuer of the Assumed Liabilities of such Subsidiaries of Seller. Accordingly, a new Section 1.10 shall be added to the BTA as follows:

“1.10 Subsidiary to Subsidiary Transfer and Assumption. Notwithstanding anything to the contrary in this Article I, at the Closing hereunder Acquired Assets owned by a Subsidiary of Seller included in Schedule 1.6(a) shall be sold, assigned, transferred, delivered and conveyed directly by such Subsidiary to the Subsidiary of Warrant Issuer included in Schedule 1.6(a) opposite the name of such Subsidiary of Seller and any Assumed Liabilities that are liabilities of a Subsidiary of Seller included in Schedule 1.6(a) shall be assumed by the Subsidiary of Warrant Issuer included in Schedule 1.6(a) opposite the name of such Subsidiary of Seller.”

Section 2. Amendment to Section 1.2(a). Section 1.2(a) of the BTA shall be amended and restated in its entirety as follows:

“the ‘Hynix Payable’, which shall be defined as an account payable from Purchaser to Seller in an amount equal to the sum of (i) that portion of each of the Shared Payables that relates to the Business, provided that no more than one month’s accrual shall be included in the Hynix Payable for payables that are payable according to a monthly schedule, including payments to Vivendi, and (ii) except as set forth in Section 1.3(j), those accounts payable that (x) arise in the ordinary course of business, are attributable to the Acquired Assets, and only in the amount and to the extent such accounts payable exist as of the Effective Time and are reflected on the Closing Balance Sheet (as finally determined pursuant to Section 1.6(c)), as more specifically defined and determined in accordance with the Accounting Principles or (y) are attributable to an Acquired Asset to the extent such Acquired Asset is subject to a Lien;”

Section 3. Amendment to Section 1.2(b). Section 1.2(b) of the BTA shall be amended and restated in its entirety as follows:

“all accrued liabilities of Seller for severance payments with respect to Transferred Employees to the extent not owed to such Transferred Employees as of the Effective Time (the ‘Severance Liability’), the calculation of which is as set forth in the formula on Schedule 1.2(b) hereto;”

Section 4. Amendment to Section 1.4. Section 1.4 shall be amended by adding the following sentence to the end of such section:

“Notwithstanding anything to the contrary, in the event of any conflict or inconsistency between any consent to the assignment of all or any portion of any Acquired Contract (including the Cooperation Agreement) or Acquired Permit and the terms and conditions of this Agreement, Seller and Purchaser acknowledge and agree that as between Seller and Purchaser the terms and conditions of this Agreement shall govern.”

Section 5. Amendment to Section 1.5. Provided that the Closing occurs no later than October 6, 2004, Section 1.5 shall be amended and restated to read as follows:

“Closing; Effective Time. Subject to the terms and conditions of this Agreement, the closing of the sale and purchase of the Acquired Assets (the ‘Closing’) shall take place on October 6, 2004 (the ‘Closing Date’). On the Closing Date, the Seller shall deliver to Purchaser the Acquired Assets and the Purchaser shall assume the Assumed Liabilities as of the Effective Time subject to such changes therein as have occurred from the Effective Time through the Closing Date, and such other assets (including, for the avoidance of doubt, cash and cash equivalents arising after the Effective Time (subject to any cash expenses arising after the Effective Time that are paid in satisfaction of Assumed Liabilities as of the Effective Time or other expenses that otherwise would have been liabilities assumed by Purchaser in accordance with this sentence) and any assets acquired by Seller or its Subsidiaries after the Effective Time that would have been Acquired Assets if they were owned by Seller or its Subsidiaries as of the Effective Time) and liabilities (including, for the avoidance of doubt, any liabilities incurred by Seller or its Subsidiaries after the Effective Time that would have been Assumed Liabilities if they had been liabilities of Seller or any of its Subsidiaries as of the Effective Time) as are necessary to convey to Purchaser the financial benefits and burdens of the Business (as constituted as of the Effective Time in accordance with this Agreement) from the Effective Time through the Closing Date. In furtherance of the foregoing, Seller agrees to operate the Business for the benefit of Purchaser from the Effective Time until the Closing Date pursuant to the terms and conditions of this Agreement, and on and after the Closing Date to cooperate in good faith with Purchaser to identify the assets to which Purchaser is entitled and the liabilities to which Purchaser is subject, in each case pursuant to the preceding sentence. Furthermore, Seller and Purchaser agree that promptly upon request (and in any event within 30 days after any such request), Seller and Purchaser shall each take any such actions as the other shall reasonably request (including the execution and delivery of instruments of conveyance or transfer and the payment of cash) to provide for the result specified in the second sentence of this Section 1.5; provided that any dispute between Seller and Purchaser with respect to the foregoing shall be referred to the Independent Accounting Firm for resolution as if such dispute were submitted pursuant to Section 1.6(c)(ii). As used herein, the term ‘Effective Time’ shall mean October 1, 2004 at 12:00 A.M. in each jurisdiction in which the Acquired Assets are located. Purchaser and Seller acknowledge and agree that from and after the Closing, the Acquired Assets and Assumed Liabilities shall be deemed to have passed to Purchaser or a Subsidiary of Warrant Issuer, as the case may be, at the Effective Time for all financial and accounting purposes.”

Section 6. Amendment to Section 1.6(a). Schedule 6 hereto shall be added as Schedule 1.6(a) of the BTA and Section 1.6(a) of the BTA shall be amended and restated in its entirety as follows:

“Purchase Price. Upon the terms and subject to the conditions set forth herein, the aggregate price (the ‘Purchase Price’) to be paid by Purchaser for the purchase of the Acquired Assets shall be (i) (y) the Parent Cash Purchase Price to be paid by Purchaser, payable as set forth in Section 1.7, and (z) the KRW Equivalent Subsidiary Cash Purchase Price to be paid by the Subsidiaries of Warrant Issuer in accordance with Schedule 1.6(a), payable as set forth in Section 1.7, (ii) the warrant substantially in the form attached hereto as Exhibit B (the ‘Warrant Agreement’) and (iii)

the assumption by Purchaser and the Subsidiaries of Warrant Issuer listed on Schedule 1.6(a) (as applicable) of the Assumed Liabilities. The term ‘Parent Cash Purchase Price’ shall mean an amount equal to the difference between (x) Korean Won (‘KRW’) 860,550,000,000 (the ‘Cash Purchase Price’), subject to adjustment pursuant to Section 1.1(b)(xx)(B), Section 1.6(b) through (d), Section 4.3, Section 4.5(b), Section 4.13 and Section 6.3(b)(vi), and (y) an amount in KRW equal to the sum of the amounts set forth under the heading ‘KRW Equivalent Subsidiary Cash Purchase Price’ on Schedule 1.6(a) (such sum, the ‘KRW Equivalent Subsidiary Cash Purchase Price’).”

Section 7. Amendment to Section 1.6(b). Purchaser and Seller agree that the Inventory Date shall be September 30, 2004 and that the Pre-Closing Statement, Pre-Closing Balance Sheet and Pre-Closing Working Capital Adjustment Amount have been prepared prior to the physical inventory contemplated by Section 1.6(b) of the BTA.

Section 8. Amendment to Section 1.7(b). Section 1.7(b) of the BTA shall be amended and restated in its entirety as follows:

“Deliveries to Seller. Subject to Section 1.10, Purchaser will deliver to Seller the Parent Cash Purchase Price, and will cause the applicable Subsidiary of Warrant Issuer to deliver to the applicable Subsidiary of Seller the KRW Equivalent Subsidiary Cash Purchase Price (as set forth on Schedule 1.6(a)), in each case by wire transfer of immediately available funds to the accounts designated on Schedule 1.6(a) and, in the case of the KRW Equivalent Subsidiary Cash Purchase Price, in United States dollars in the amounts set forth under the heading ‘USD Equivalent Subsidiary Cash Purchase Price’ on Schedule 1.6(a); (ii) Purchaser will deliver to Seller the Purchaser Transaction Documents; and (iii) Purchaser will deliver to Seller the certificates and other documents required to be delivered by Purchaser pursuant to Section 5.3 hereof and certified resolutions evidencing the authority of Purchaser as set forth in Section 3.2 hereof, and all other agreements, records and other documents required by this Agreement as of the Closing Date.”

Section 9. Amendment to Schedule 2.6. Schedule 2.6 of the BTA is hereby amended by adding thereto the Termination and License Agreement, dated as of February 25, 1998, by and among Hyundai Electronics America, Hyundai Electronics Industries Co., Ltd, Symbios, Inc. and LSI Logic Corporation. Purchaser agrees that such agreement shall be deemed to have been included in schedule as of June 12, 2004 and Seller shall have no liability to Purchaser for failure to have included such agreement in such schedule at such date.

Section 10. Certain Intellectual Property Matters.

(a) As contemplated by Sections 10 and 14 hereof, Purchaser and Seller have agreed upon resolutions related to the Intellectual Property Matters. As defined herein, the “Intellectual Property Matters” shall mean (i) the co-ownership of the Intellectual Property by third parties as to be set forth in the list to be delivered pursuant to Section 14(e) hereof and (ii) the registration of certain Intellectual Property in the name of Persons other than Seller as set forth in Schedule 10(a) hereto. In consideration for the representations, warranties and covenants of Seller contained in Sections 10 and 14 hereof, Purchaser agrees that the Intellectual Property Matters shall be deemed to have been disclosed as exceptions to the representations contained in Section 2.13(f) of the BTA as of June 12, 2004 and Seller shall have no liability to Purchaser, other than as set forth in Sections 10 and 14 hereof, for failure to have disclosed such Intellectual Property Matters with respect to such representations at such date, including pursuant to Section 6.3(a)(i)(A) of the BTA.

Section 11. Amendment to Section 4.3 and Separation Plan Agreements. Seller and Purchaser desire to amend the BTA to set forth their final agreement with respect to the responsibility for implementation of the Separation Plan and the responsibility for Separation Plan Costs. In that regard, Seller represents to Purchaser that Seller has released purchase orders with respect to the Separation Plan as set forth in Schedule 11 hereto (the “Released Separation Plan Purchase Orders”) and incurred those expenses with respect to the Separation Plan as set forth on Schedule 11 hereto (such incurred expenses, collectively with the Released Separation Plan Purchase Orders, the “Seller Separation Plan Expenses”). Seller shall pay for the equipment delivered pursuant to the Released Separation Plan Purchase Orders and shall, in the event Seller receives any equipment contemplated by the Released Separation Plan Purchase Orders, promptly transfer to Purchaser any such equipment. Seller shall pay all Released Separation Plan Purchase Orders in accordance with the terms thereof. To the extent that within a reasonable period of time following the due date for any such Released Separation Plan Purchase Order, Seller fails to provide Purchaser with reasonable evidence of payment of the full amount of such Released Separation Plan Purchase Order, Seller shall reimburse Purchaser for the amount of such shortfall within 10 Business Days of Purchaser’s demand therefor, up to KRW 2,056,074,341 in the aggregate. To the extent that Seller provides Purchaser with reasonable evidence that Seller incurred prior to the Closing Date any Separation Plan Cost that was not reflected as a Seller Separation Plan Expense, Purchaser shall reimburse Seller for the amount of such cost within 10 Business Days of Purchaser’s receipt of such evidence, up to KRW 2,450,495,259 in the aggregate. In consideration for such agreements and the amendment to Section 4.3 below,

Purchaser and Seller agree that, other than for such agreements and as contemplated by such amendment, Seller shall have no further obligation or liability under Section 4.3. Section 4.3 is hereby amended by adding the following sentence to the end of such section:

“In connection with the Separation Plan Costs, the Cash Purchase Price shall be reduced at the Closing by KRW 2,450,495,259.”

Section 12. Amendment to Section 4.11.

(a) Schedule 2.16(c) of the BTA is hereby amended and restated in the form of Schedule 12(a) hereto. Section 4.11(a) of the BTA shall be amended and restated in its entirety as follows:

“All Employees included on Schedule 2.16(c) are herein referred to as the ‘Transferred Employees.’ Schedule 2.16(c) indicates, with respect to any Employee who is not actively employed due to short-term disability or approved leave of absence, the reason for such absence and the date such individual is reasonably expected to return to active employment.”

(b) Section 4.11(b) of the BTA shall be amended and restated in its entirety as follows:

“At the Closing, Purchaser shall assume the terms and conditions of any collective bargaining agreement set forth on Schedule 2.16(a) to the extent applicable to the Transferred Employees. Purchaser shall use its commercially reasonable efforts to not terminate any Transferred Employee, except as permitted by Law or as agreed to by any such Transferred Employee, for a period of two years from the Closing Date. Purchaser shall have no obligation whatsoever with regard to (i) individuals who are Former Employees as of the day prior to the Closing or (ii) Employees who do not become Transferred Employees.”

(c) The first sentence of Section 4.11(c) of the BTA is hereby deleted in its entirety.

(d) Section 4.11(d) of the BTA shall be amended and restated in its entirety as follows:

“Purchaser and Seller agree that Purchaser shall pay Seller KRW 2,144,000,000 within six months of the Closing Date in respect of certain severance payments previously made by Seller to Transferred Employees. Seller agrees to pay to each Employee the amount of any severance that is owed to such Employee as of the Effective Time (which, for the avoidance of doubt, does not include the Severance Liability).”

(e) Section 4.11(e) shall be amended by adding the following to the end of such section:

“Notwithstanding anything to the contrary, in the event of any conflict or inconsistency between the Employee Bank Loan Guarantees (or any other document effecting the Employee Bank Loan Guarantees) and the terms and conditions of this Agreement, Seller and Purchaser acknowledge and agree that as between Seller and Purchaser the terms and conditions of this Agreement shall govern.”

(f) Purchaser and Seller agree that Purchaser shall not be deemed to have breached the BTA by failure to have made the offer of employment contemplated by Section 4.11(b) of the BTA prior to the amendment contemplated hereby, and Seller hereby irrevocably waives any claims with respect thereto. Purchaser and Seller agree that Seller shall not be deemed to have breached the BTA by failure to have obtained any release and waiver contemplated by Section 4.11(c) of the BTA prior to the amendment contemplated hereby, and Purchaser hereby irrevocably waives any claims with respect thereto.

Section 13. Amendment to Section 4.13. Section 4.13 is amended by deleting the third sentence thereof in its entirety and by adding the following sentence to the end of such section:

“Furthermore, to the extent that Purchaser believes that the computation of the adjustment to the Cash Purchase Price at Closing pursuant to this Section 4.13 reflects the inclusion of any amounts that are not properly included pursuant to this Section 4.13 and Purchaser so notifies Seller within 90 days after the Closing Date, Seller shall within 10 Business Days of receipt of such notice (i) provide written notice to Purchaser of any dispute with respect thereto and the grounds therefor and (ii) pay to Purchaser the amount necessary to correct for such improperly included amounts to the extent that Seller does not dispute such amounts. Any such dispute between Seller and Purchaser with respect to the foregoing shall be referred to the Independent Accounting Firm for resolution as if such dispute were submitted pursuant to Section 1.6(c)(ii) and Seller shall pay to Purchaser any disputed amounts that Seller is determined to owe upon resolution of any such dispute in accordance with the preceding sentence within 10 Business Days of such resolution. Seller represents to Purchaser that Seller has released purchase orders with respect to capital expenditures set forth on Schedule 4.13 and with respect to which the equipment to be purchased thereunder has not yet been delivered (the ‘Released CapEx Purchase Orders’). Following the Closing Date, each of Seller and Purchaser shall use their commercially reasonable efforts to attempt to have the Released

CapEx Purchase Orders modified, revised or cancelled and replaced with equivalent purchase orders reflecting Purchaser as the purchaser with respect to the applicable equipment. In the event that Seller and Purchaser are unable to so change the Released CapEx Purchase Orders and equipment is delivered pursuant to the Released CapEx Purchase Orders to Seller, Seller shall promptly transfer to Purchaser any such equipment. In addition, in such event Seller shall pay all such Released CapEx Purchase Orders in accordance with their terms and Purchaser shall reimburse Seller therefor promptly following receipt of notice thereof (together with reasonable supporting documentation therefor), and Purchaser shall use its commercially reasonable efforts to establish appropriate administrative procedures to provide for Purchaser to make such reimbursements on the same day that Purchaser receives any such notice. Seller shall keep Purchaser reasonably informed of the delivery of any such equipment and the payment terms with respect to any such Released CapEx Purchase Orders to facilitate the foregoing.”

Section 14. Amendment to Section 4.19.

(a) Section 4.19(a) of the BTA shall be amended and restated in its entirety as follows:

“Seller shall indemnify and hold harmless the Purchaser Indemnified Parties from any and all Damages arising from the use by Purchaser or its permitted assignees or licensees of any Intellectual Property referred to in Sections 4.19(d) and (e) that is an Acquired Asset from the Effective Time until the date that Seller has fully satisfied its obligations under Sections 4.19(d) and (e), to the extent relating to or in connection to the fact that the matters to be undertaken by Seller thereunder were not accomplished prior to the Closing Date.”

(b) Section 4.19(b) of the BTA is hereby amended by adding the following sentence to the end of such section:

“For the avoidance of doubt, the covenants and limitations of liability set forth in this Section 4.19(b) shall apply only to the inadvertent failure to transfer such Intellectual Property that is an Acquired Asset at Closing or the inadvertent transfer of any Intellectual Property that is not an Acquired Asset only. Such limitations of liability shall not apply to a breach of Seller’s covenants under Sections 4.19(d), (e) or (f).”

(c) The third sentence of Section 4.19(c) of BTA is hereby deleted in its entirety. Schedule 4.19(c) of the BTA is hereby amended and restated in the form of Schedule 14(c) hereto.

(d) A new Section 4.19(d) shall be added to the BTA that reads as follows:

“Seller covenants and agrees to execute and deliver, and use its reasonable best efforts to have all appropriate third parties execute and deliver, such instruments of conveyance or transfer and take all such action reasonably necessary to assign and transfer all of Seller’s rights in and to the Intellectual Property contained in Schedule 1.1(b)(iv) to Seller as soon after Closing as reasonably practicable, solely at the expense of Seller. Seller shall use its reasonable best efforts to record all such assignments and transfers of Intellectual Property so that Seller is the owner of record of all of Seller’s rights in and to the Intellectual Property contained in Schedule 1.1(b)(iv) within 90 days after Closing, solely at the expense of Seller.”

(e) A new Section 4.19(e) shall be added to the BTA that reads as follows:

“As soon as reasonably practicable after the Closing (and in any event within 30 days of the Closing Date), Seller shall use its reasonable best efforts to provide Purchaser with a complete and accurate list of all patents and patent applications in which Seller has a partial or joint ownership interest which are included in or called for by Schedule 1.1(b)(iv) (the ‘Co-owned Patents’) specifying as to each such patent or patent application, as applicable: (i) the owners of the patent or patent application (the ‘Co-owner’); (ii) the percentage ownership of each Co-owner (or, if such Co-owner’s ownership is not stated in percentage terms, the nature of such co-ownership); (iii) the jurisdiction in which each Co-owned Patent is issued or in which any application for issuance has been filed; and (iv) the respective issuance or application number of the Co-owned Patent. Further, from and after the Closing, Seller shall use its reasonable best efforts to (x) obtain the consent of any and all Co-owners whose consents are necessary to transfer and assign Seller’s right, title and interest in the Co-owned Patent to Purchaser; (y) execute and deliver, and have all necessary Co-owners execute and deliver, to Purchaser any and all assignment documents or any other such instruments of conveyance or transfer that may be necessary in order to transfer Seller’s right, title and interest in the Co-owned Patents (including any contractual rights with respect to the Co-owned Patents) to Purchaser; and (z) obtain from all Co-owners a waiver or other consent or agreement by which such Co-owner agrees not to exercise any preemptive right or right-of-first-refusal to acquire or have acquired Seller’s right, title and interest in the Co-owned Patents with respect to the Transaction, in the case of each of (x), (y) and (z) solely at the expense of Seller.”

(f) A new Section 4.19(f) shall be added to the BTA that reads as follows:

“If Seller is unable to put Purchaser fully in possession of Seller’s right, title and interest with respect to the Co-owned Patents, to the extent allowed by the Laws of the jurisdiction in which any Co-owned Patent is issued or which an application for issuance has been filed, Seller shall grant to Purchaser an exclusive, perpetual, irrevocable, royalty-free, and fully sublicensable right and license under all of the Co-owned Patents to practice and commercially exploit the Co-owned Patents throughout the world, subject to any licenses or sublicenses to which Seller or any of its Subsidiaries is a party and included in Schedule 2.13(b) of this Agreement. Seller shall obtain the consent of any Co-owner that may be necessary to grant the exclusive license contemplated above, solely at the expense of Seller. Such license shall be in a form reasonably acceptable to Purchaser and shall extend for the full life of any of the Co-owned Patents. Purchaser shall, at its own expense, maintain all Co-owned Patents and take whatever action is necessary to ensure the continued validity and enforceability of the Co-owned Patents that are subject to this license (to the extent that, among Co-owners, Seller had this obligation prior to transfer to Purchaser). To this end, Purchaser shall have the authority to direct the prosecution of all pending applications for Co-owned Patents and shall have the exclusive right to bring suit in its own name and at its expense against any infringement of the Co-owned Patents (but only to the extent that, among Co-owners, Seller had this right prior to transfer to Purchaser). Seller will join as a plaintiff in any such suit, if requested by Purchaser, and will cooperate at the request of Purchaser in the prosecution of any such suit, provided that Purchaser will reimburse Seller for Seller’s reasonable expenses. Purchaser shall retain all amounts recovered, whether by judgment, award, settlement or otherwise, in any suit commenced and maintained to its conclusion by Purchaser.”

Section 15. Amendment to Section 4.21(a). Section 4.21(a) of the BTA is hereby amended and restated in its entirety as follows:

“On the Closing Date, Purchaser shall enter into a lease agreement with Samsung Life Insurance Co., Ltd upon the terms and conditions negotiated among Purchaser, Seller and Samsung Life Insurance Co., Ltd (the ‘Youngdong Lease Agreement’). With respect to the Youngdong Lease Agreement, Seller shall pay Purchaser in cash as additional key money deposit (the ‘Additional Key Money Deposit’) as follows: on the Closing Date, KRW 85,998,380 and on October 6, 2005, KRW 2,580,000. Purchaser shall return the full amount of the Additional Key Money Deposit to Seller on the earlier of (i) the day that is fifteen (15) months after the commencement of the term of the Youngdong Lease Agreement and (ii) the day of expiration or termination of the Youngdong Lease Agreement. As long as the Youngdong Lease Agreement remains in effect, Seller shall pay Purchaser in cash as additional monthly rent and maintenance fees on the fifteenth (15th) day of every month during the fifteen (15) months immediately following commencement of the Youngdong Lease Agreement as follows: (x) for the period from the Closing Date through August 31, 2005, KRW 8,600,000; (y) for the period from September 1, 2005 through October 5, 2005, KRW 4,476,000; and (z) for the period from October 6, 2005 through January 5, 2006, KRW 8,859,000. In the event of any modification or amendment to the Youngdong Lease Agreement resulting in a reduction to the key money deposit or the monthly rent and/or maintenance fees, Seller and Purchaser agree to enter into an amendment to this Section 4.21 to proportionately reduce the amounts paid or payable by Seller. In addition to the space Purchaser shall have the right to occupy under the Youngdong Lease Agreement (the ‘Initial Space’), Seller agrees to provide Purchaser with the right to occupy 70 pyung on the 14th floor of the Youngdong Building promptly following Closing and to use its good faith efforts to make available to Purchaser up to one-half of the 14th floor of the Youngdong Building in the aggregate as soon as reasonably practicable (the ‘Additional Space’). In furtherance of the foregoing, Seller and Purchaser shall cooperate to provide Purchaser with the same rights with respect to the Additional Space as Purchaser has under the Youngdong Lease Agreement with respect to the Initial Space.”

Section 16. Amendment to Section 4.22. Section 4.22 of the BTA is hereby amended and restated in its entirety as follows:

“4.22 Hynix Payable and Post-Effective Time Payables. At the Closing, the Hynix Payable from Purchaser to Seller shall be created in an amount as set forth in Section 1.2(a), and the Pre-Closing Balance Sheet and the Closing Balance Sheet shall reflect such as a current liability. Purchaser shall pay to Seller on or prior to the day that is 30 days after the Closing Date an amount equal to (a) the Hynix Payable and (b) any other accounts payable of Seller or its Subsidiaries that arise in the ordinary course of business pursuant to the operation of the Business in accordance with the third sentence of Section 1.5 between the Effective Time and the Closing Date (‘Post-Effective Time Accounts Payable’). For purposes of the prior two sentences, no effect shall be given to that portion of Section 1.2(a) restricting accounts payable to those reflected on the Closing Balance Sheet. Seller shall provide notice to Purchaser of the amount of (and reasonable supporting documentation for) the Post-Effective Time Accounts Payable on or prior to the fifth Business Day after the Closing Date. Seller shall pay in accordance with their terms the Shared Payables, all other accounts payable included in the determination of the Hynix Payable and the Post-Effective Time Accounts Payable.”

Section 17. Amendment to Section 5.3(g). Section 5.3(g) of the BTA is hereby deleted in its entirety.

Section 18. Amendment to Article VI.

(a) A new Section 6.4(f) shall be added to the BTA that reads as follows:

“Notwithstanding anything herein to the contrary, the taking of any action expressly contemplated by the Purchaser Transaction Documents shall not constitute a breach of any of the restrictions set forth in this Section 6.4.”

(b) A new Section 6.6 shall be added to the BTA that reads as follows:

“6.6 Post-Closing Cooperation and Other Agreements.

(a) Seller shall, and shall cause its Subsidiaries, from and after the Closing, upon the reasonable request of Purchaser, to cooperate with Purchaser in the preparation by Purchaser and Purchaser’s accountants of (i) an audited balance sheet as of December 31, 2000, (ii) audited financial statements for any fiscal period in 2004, in each case that conform to the requirements of US GAAP and Regulation S-X promulgated by the Securities and Exchange Commission and the regulations promulgated thereunder (‘Regulation S-X’), (iii) an audited (x) reconciliation of net income and net assets from US GAAP to those items prepared under Korean GAAP and (y) a condensed Korean GAAP balance sheet, income statement and cash flow statement, in the case of both (x) and (y), as of December 31, 2002, December 31, 2003 and the end of each calendar quarter of 2004 and for each of the three years in the period ended December 31, 2004 and for any fiscal period in 2004 and (iv) a reconciliation of EBITDA derived from such Korean GAAP financial information to EBITDA as determined pursuant to the Accounting Principles, including in the case of (i), (ii), (iii) and (iv) by providing reasonable access at all reasonable times to Seller’s personnel and accountants and, to the extent related to such periods, books, records, documents, working papers (subject to execution of a customary accountant’s access letter) and other information related to the foregoing.

(b) Purchaser agrees to be bound by the Settlement Agreement, dated as of April 25, 2002, by and between Seller and Nintendo of America Inc. and Purchaser and Seller agree to cooperate to obtain the consent of Nintendo of America Inc. to the foregoing.

(c) Each of Seller and Purchaser agrees that, following the Closing, upon the reasonable request of the other, it shall cooperate with the other with respect to any litigation or claims with respect to the Business or the Acquired Assets and Assumed Liabilities or the Excluded Assets and Excluded Liabilities to the extent related to the Business, or with respect to the other party’s need to demonstrate compliance with any contract (including the Settlement Agreement, dated as of April 25, 2002, by and between Seller and Nintendo of America Inc.) by way of providing or providing access to files, books and records and making personnel available in each case during regular business hours.”

Section 19. Separation Plan Amendment. The 23rd and 24th pages of Schedule 4.3 of the BTA are hereby deleted and replaced in their entirety by the pages attached hereto as Schedule 19.

Section 20. Certain Real Estate Matters.

(a) As contemplated by Section 20(b) hereof and the Partition Agreement, the LSPA and the Land Lease and Easement Agreement, Purchaser and Seller have agreed upon resolutions related to the Real Estate Matters. As defined herein, the “Real Estate Matters” shall mean with respect to each of Seller’s sites in Gumi and Cheong-Ju, (i) certain discrepancies in the description of the real estate and related improvements at such sites between the ledger and the registry and (ii) ownership interests and registered lease rights of Veolia Water Industrial Development Co., Ltd. (“Veolia”) with respect to each of such sites. In consideration for the covenants of Seller contained in Section 20(b) hereof and in the Partition Agreement, the LSPA and the Land Lease and Easement Agreement, Purchaser agrees that the Real Estate Matters shall be deemed to have been disclosed as exceptions to the representations contained in Section 2.10(a), 2.10(b) and 2.11(b) as of June 12, 2004 and Seller shall have no liability to Purchaser, other than as set forth in Section 20(b) hereof and the Partition Agreement, the LSPA and the Land Lease and Easement Agreement, for failure to have disclosed such Real Estate Matters with respect to such representations at such date, including pursuant to Section 6.3(a)(i)(A) of the BTA.

(b) Section 6.5 of the BTA is hereby amended and restated in its entirety as follows:

“6.5 Registration of Purchaser’s Lease Rights.

(a) Seller shall provide that (i) Purchaser’s lease rights (the ‘Lease Rights’) with respect to the site occupied by the C1, C2 and R buildings located at Seller’s Cheong-Ju site and certain surrounding lands agreed upon by the parties hereto (collectively, the ‘Land’), and Purchaser’s easement right (the ‘Easement Rights I’) with respect to the main access roads connecting from public roads to the Land located on the Remaining Land (the ‘Easement Site I’), each of which granted by Seller to Purchaser under the land lease and easement agreement (the ‘Land Lease and Easement

Agreement’), shall have first priority over all other Liens on the Land and the Easement Site I, as the case may be, except for (A) statutory Liens that may have priority over the Lease Rights and the Easement Rights I and (B) the Seller’s Easement Rights over the Access Areas, provided, that Seller shall not be in default of any payment obligations, the failure of which may grant a Tax Authority, Seller’s employees or any other Person statutory Liens having priority over the Lease Rights or the Easement Rights I, (ii) two parcels of land respectively located at 105-27, Oibuk-dong, Heungduk-gu, Cheongju City, Chung Cheong Buk-do, Korea and 1, Hyangjeong-dong, Heungduk-gu, Cheongju City, Chung Cheong Buk-do, Korea (the ‘Parcels’) shall be partitioned into the Land, and land other than the Land (the ‘Remaining Land’) in accordance with the survey result to be conducted in accordance with Section 6.5(b) below and (iii) all existing Liens on the Land or the Easement Site I, as the case may be, that would have higher priority over the Lease Rights or the Easement Rights I, as the case may be, shall be cancelled or released and reregistered subsequent to the registration of the Lease Rights and the Easement Rights I by taking the steps set forth in this Section 6.5. Seller’s failure to perform its obligations under this Section 6.5 due to the imposition by Purchaser’s lenders in connection with the Financing of any Lien senior to the Lease Rights and the Easement Rights I shall in no event constitute a breach by Seller thereof.

(b) Seller and Purchaser shall request the Korea Cadastral Survey Corporation or other qualified cadastral company to conduct a survey (the ‘Survey’) of the Land, the Lease Rights Site II, the Easement Site I, the Easement Site II and the Access Areas to determine the respective boundaries and the sizes thereof, which shall be completed prior to the execution of the agreements identified in Section 6.5(c) herein below.

(c) After satisfaction of the requirements in Section 6.5(b) above by the Closing, based upon the result of the Survey, or otherwise based on diagrams approved by Purchaser and Seller at Closing to be replaced by the results of the Survey to be agreed upon by the Parties, Seller and Purchaser shall enter into: (i) the Land Lease and Easement Agreement with respect to the Land, certain lots on which the gas warehouse building and waste water facility building will be built by Purchaser (the ‘Lease Rights Site II’ and, together with the Lease Rights Site I, the ‘Lease Rights Site’) and the Easement Site, substantially on the terms and conditions set forth in the Land Lease and Easement Agreement, whereby (A) Seller shall lease the Lease Rights Site to Purchaser and Purchaser shall lease the Lease Rights Site from Seller, (B) Seller shall grant Purchaser the Easement Rights I to use the

Easement Site I and easement rights (the ‘Easement Rights II’ and, together with the Easement Right I, the ‘Easement Rights’) with respect to the access roads and the parking lot located outside of the Land (the ‘Easement Site II’ and, together with Easement Site I, the ‘Easement Site’), and Purchaser shall obtain from Seller the Easement Right to use the Easement Site, and (C) Purchaser shall grant Seller the easement rights (the ‘Seller Easement Rights’) with respect to the access roads and areas located in the Land (the ‘Access Areas’), and Seller shall obtain from Purchaser the Seller Easement Rights to use the Access Areas; and (D) prior to the partition of the Parcels into Land and Remaining Land (the ‘Partition’), Seller will lease one-half of the Easement Site I together with the Land as a registered first priority lease right, (ii) a land sale and purchase agreement (‘LSPA’) in form and substance mutually agreeable to Seller and Purchaser whereby Seller shall sell and transfer the Land to Purchaser prior to the Partition, and Purchaser shall sell and transfer to Seller the ownership to the Land after the Partition has been completed in accordance with the Partition Agreement and the procedures described in Sections 6.5(e), (f) and (g) below; and (iii) an agreement for the Partition (‘Partition Agreement’) in form and substance mutually agreeable to Seller and Purchaser whereby Seller and Purchaser shall agree that they shall undertake to partition the Parcels into the Land and the Remaining Land, and if Partition is not achieved, then Purchaser will retain a registered first priority lease right in the Land and Easement Site I.

(d) [Intentionally left blank]

(e) As soon as practically possible, but in no event later than fourteen (14) days after the Closing Date, Purchaser shall institute legal proceedings (the ‘Proceedings’) against Seller with a competent court seeking the Partition of the Parcels as described in the Partition Agreement based on the LSPA. With respect to the Proceedings, (i) Purchaser shall retain as its legal counsel the attorney of its own choosing, (ii) any and all filings in connection with the Proceedings shall be mutually agreed to by the parties and Seller and Purchaser shall cooperate to achieve the result contemplated by this Section 6.5 and (iii) Seller agrees not to contest the Proceedings.

(f) Upon such court rendering its judgment in favor of a Partition of the Parcels, Seller shall waive its right to appeal such judgment and Purchaser shall commence the procedures for the Partition of the Parcels (including filing an application with the Korea Cadastral Survey Corporation requesting a survey of the Parcels to determine the boundary of the Land, to the extent required and necessary, and file an application with the pertinent Authority requesting a Partition of the Parcels based on such court judgment and results of the survey by the Korea Cadastral Survey Corporation).

(g) Upon the completion of the procedures for the Partition of the Parcels as described in Section 6.5(a) through (f) above, Seller and Purchaser shall file applications to the competent real property registry office to register (i) the Partition of the Parcels, after which Seller shall be registered as the sole owner of the Remaining Land and Purchaser shall be registered as the sole owner of the Land and (ii) the cancellation or release of all existing Liens registered in the real property registry of the Land.

(h) Upon the parties’ satisfaction of the steps in Section 6.5(g) above, Purchaser shall transfer title to the Land to Seller pursuant to the Partition Agreement and then Seller shall grant the Easement Rights (the Easement Rights I shall have first priority as provided in Section 6.5(a) and the Easement Rights II shall be subject to Liens existing prior to the registration thereof) to Purchaser pursuant to the Land Lease and Easement Agreement and shall, if requested by Purchaser, provide the Land as collateral for Purchaser’s obligations under the Financing. In connection with the granting of the Lease Rights and the Easement Rights, Purchaser, with the cooperation of Seller, shall register the Lease Rights and the Easement Rights with the relevant real property registry office pursuant to the Land Lease and Easement Agreement.

(i) Seller hereby acknowledges and agrees that, after the completion of the steps set forth in Sections (a) through (h) above, it shall not establish any Lien on the Land.

(j) All Taxes imposed on Seller or Purchaser with respect to the procedures set forth in this Section 6.5, except for Taxes related to the Land Lease and Easement Agreement and registration of the Lease Rights and the Easement Rights shall be borne by Seller and, all Taxes related to the Land Lease and Easement Agreement and registration of the Lease Rights and the Easement Rights shall be borne by Purchaser. All other costs and expenses (including reasonable attorney’s costs) related to the procedures set forth in this Section 6.5, except for the costs and expenses related to the Land Lease and Easement Agreement and the registration of the Lease Rights and the Easement Rights, shall be equally borne by Seller and Purchaser. All other costs and expenses related to the Land Lease and Easement Agreement shall be borne by the party incurring such costs and expenses, except that all other costs and expenses related to the registration of the Lease Rights and the Easement Rights shall be borne by Purchaser. Each of Seller and Purchaser shall use reasonable efforts and Seller and Purchaser shall cooperate to minimize the Tax, costs and expenses related to the procedures set forth in this Section 6.5.

(k) Seller has disclosed to Purchaser that Seller will not be able to provide to Purchaser at Closing title conveyance or registered lease rights for various buildings and improvements as otherwise required under this Agreement because the buildings and improvements are unregistered or improperly registered. Seller agrees that it will use best efforts to register all buildings and improvements which it is obligated to provide to Purchaser at Closing by registered title or registered priority lease rights or for which Seller has represented to tenants whose leases will be assigned to Purchaser that the landlord under the lease would provide such tenant with registered lease rights. Seller agrees that it will provide Purchaser with such registration that it leaves Purchaser in the identical position it would have been in if Seller had delivered the conveyance of title and registration of lease rights in the form and quality otherwise required under this Agreement, and Seller hereby agrees it shall take no action to disturb or diminish the quality of Purchaser’s interest in the buildings and improvements from that interest Seller covenanted to register as of Closing or Partitioning, as applicable. Seller agrees to indemnify and hold harmless Purchaser from all claims, liabilities, obligations, losses, or damages, direct or indirect, arising from Seller’s failure, deficiency or delay in providing such registered title or lease rights as the case may be, including, warranties of title to Purchaser’s lenders or tenants. Seller acknowledges that Purchaser shall be entitled to exercise all powers, rights, and interests of ownership of such unregistered building and improvements as if Purchaser held current registered title rather than equitable title to such buildings and improvements, and Seller shall cooperate with Purchaser and perform such acts as Purchaser on behalf of Purchaser as Purchaser may notify Seller in the exercise of Purchaser’s equitable ownership prior to it acquiring the legal registered title and interest in such buildings and improvements.”

Section 21. Waiver of Certain Provisions of Article V.

(a) Purchaser hereby irrevocably waives the following conditions to its obligation to consummate the Transaction: (i) the condition contained in Section 5.2(b) of the BTA solely with respect to the receipt by Seller of consents from third parties with respect to the Contracts contained in Schedule 21 hereto, provided that Seller and Purchaser affirm that such Contracts are Acquired Contracts; (ii) the condition contained in Section 5.2(g) of the BTA solely with respect to (y) the inclusion in the Audits of a reconciliation of net income and net assets from US GAAP to those items prepared under Korean GAAP and a condensed Korean GAAP balance sheet, income statement and cash flow statement and (z) the second sentence thereof; and (iii) the condition contained in Section 5.2(j) of the BTA solely with respect to the second sentence thereof.

Section 22. Other Amendments to the BTA. Notwithstanding anything in the BTA to the contrary, the terms “Purchaser Transaction Documents” and “Seller Transaction Documents” in the BTA shall have the respective meanings given to such terms on Schedule 22 hereto. All references to the term “Transaction” in the BTA shall be deemed to mean the Transaction as modified by Section 1.10 of the BTA. References to “Seller” and “Purchaser” in the BTA shall be deemed to include the Subsidiaries of Seller and the Subsidiaries of Warrant Issuer (in each case listed on Schedule 1.6(a) hereof) where appropriate in order to effect the intent of Section 1(f) hereof. Notwithstanding anything in the BTA to the contrary, with respect to any Transfer Taxes arising from and with respect to the sale and purchase of the Acquired Assets pursuant to Section 1.10 of the BTA, Seller shall cause the applicable Subsidiary of Seller to pay such Transfer Taxes as and when they become due, and Purchaser shall cause the applicable Subsidiary of Warrant Issuer to reimburse such Subsidiary of Seller at such time and to the extent that such Subsidiary of Warrant Issuer receives a refund of such Transfer Taxes.

Section 23. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

Section 24. Headings. The headings preceding the text of the sections and subsections hereof are inserted solely for convenience of reference, and shall not constitute a part of this Amendment nor shall they affect its meaning, construction or effect.

Section 25. Continued Effectiveness of BTA. Except as specifically amended and supplemented above or by the Appraised Share Agreement, dated as of the date hereof, by and between Seller and Purchaser, all terms of the BTA shall remain unchanged and in full force and effect.

Section 26. Certain Defined Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the BTA.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

HYNIX SEMICONDUCTOR INC.

By:
Name:	E.J. Woo
Title:	Chairman and CEO

MAGNACHIP SEMICONDUCTOR, LTD.

By:
Name:	Robert Krakauer
Title:	Chief Financial Officer

The following schedules to the Amendment have been omitted from this Exhibit 2.2:

SCHEDULES

Schedule	Corresponding BTA Schedule	Description
Schedule 1(a)	Schedule 1.1(b)(xx)	Golf Memberships

Schedule 6	Schedule 1.6(a)	Subsidiary to Subsidiary Transfer; Wire Instructions

Schedule 10(a)		Registration of Intellectual Property other than in Seller’s Name

Schedule 10(c)	Schedule 2.13(c)	Co-Ownership Restrictions

Schedule 11		Seller Separation Plan Expenses

Schedule 12(a)	Schedule 2.16(c)	Employees

Schedule 14(c)	Schedule 4.19(c)	Contracts to be Extended or Sublicensed

Schedule 19	Schedule 4.3	Certain Revised Pages of Schedule 4.3 of the BTA

Schedule 21		Contracts for which Receipt of Consent is Waived

Schedule 22		Purchaser Transaction Documents and Seller Transaction Documents

The registrant agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

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